SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

2008 3rd Quarter Preliminary Operating Results

On October 30, 2008, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2008. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures for the third quarter of the fiscal year 2008 presented herein are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		3Q 2008*	2Q 2008	% Change (Q to Q)	3Q 2007	% Change (Y to Y)
Operating Revenue	Specified Quarter	11,769,356	—	—	—	—
	Cumulative	11,769,356	—	—	—	—

Operating Income	Specified Quarter	593,512	—	—	—	—
	Cumulative	593,512	—	—	—	—

Income before Income Tax	Specified Quarter	804,290	—	—	—	—
	Cumulative	804,290	—	—	—	—

Net Income **	Specified Quarter	568,049	—	—	—	—
	Cumulative	568,049	—	—	—	—

*	KB Financial Group was established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law and accordingly, the actual applicable period for the third quarter of fiscal year 2008 for KB Financial Group consists of September 29 and September 30, 2008. However, for illustrative purposes, the above figures have been prepared for the full quarter based on the consolidated results subsequent to June 30, 2008, the end of the most recent quarter prior to the establishment of KB Financial Group.
**	Represents net income for controlling company interests.

2.	Operating results of Kookmin Bank (non-consolidated)

(Won in millions, %)		3Q 2008	2Q 2008	% Change (Q to Q)	3Q 2007	% Change (Y to Y)
Operating Revenue	Specified Quarter	11,411,310	7,279,307	+56.76	5,203,047	+119.32
	Cumulative	26,774,138	15,383,836	—	15,368,794	+74.21

Operating Income	Specified Quarter	563,164	843,020	-33.20	884,913	-36.36
	Cumulative	2,245,416	1,682,252	—	3,457,286	-35.05

Income before Income Tax	Specified Quarter	777,646	899,255	-13.52	1,077,970	-27.86
	Cumulative	2,546,624	1,768,978	—	3,723,942	-31.61

Net Income	Specified Quarter	553,390	644,350	-14.12	774,981	-28.59
	Cumulative	1,829,243	1,275,853	—	2,193,779	-16.62

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 30, 2008	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO